Ur-Energy's Lost Creek Production Rate Exceeding Expectations

LITTLETON, Colo., Sept. 25, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to provide an operational performance update for the Company's recently opened Lost Creek uranium recovery project in Sweetwater County, Wyoming.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The Lost Creek facility recently surpassed a daily recovery rate of 2,200 pounds of uranium oxide (U3O8), which is equivalent to an annualized production rate of over 800,000 pounds. The process flow rate through the recovery plant circuits is currently sustained above 1,800 gallons per minute. The flow is derived from three header houses in the first mine unit area. Additional header houses will be brought on line when needed to sustain the targeted production rate. The Company expects to commission the final process circuits in coming weeks and start shipping finished product from Lost Creek during the fourth quarter. Total production for the period including August and September will be reported within the Company's interim financial reports following the end of the quarter.

Ur-Energy Vice President of Operations Steve Hatten commented, "Aspects of the Lost Creek Project are now functioning well above of the projected levels. Ur-Energy's Lost Creek team has brought a high level of commitment and dedication to the success of this project and results are now becoming apparent."

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and completion of commissioning and of ramp-up to nameplate production at Lost Creek, including the need for additional header houses in first mine unit area, and timing for shipment of finished product from Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.